
07005235

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53692

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Channel Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2510
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald C. Cacciapaglia 212-888-1805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 30 2007
WASH, D.C.
185
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald C. Cacciapaglia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Channel Capital Group LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman & CEO

Title



Notary Public

SWETA HARISH NEYGANDHI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NE6145420
Qualified In New York County
My Commission Expires May 08, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHANNEL CAPITAL GROUP LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO RULE 17a-5

YEAR ENDED DECEMBER 31, 2006

CHANNEL CAPITAL GROUP LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Channel Capital Group LLC
New York, New York

We have audited the accompanying statement of financial condition of Channel Capital Group LLC (a limited liability company) (the "Company") as of December 31, 2006, and the related statements of operations and changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Channel Capital Group LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

March 23, 2007

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

CHANNEL CAPITAL GROUP LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	475,401
Management and incentive fees receivable		1,740,145
Deferred license fee, net of accumulated amortization of $600,000		450,000
Prepaid expense		1,223
TOTAL ASSETS	$	2,666,769

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	600,357
Commitments and contingencies (Note 6)		
Member's equity		2,066,412
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,666,769

See accompanying notes to financial statements.

CHANNEL CAPITAL GROUP LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Incentive fees	$ 1,576,661
Management fees	1,928,371
Total revenues	3,505,032
Expenses:	
Administrative fees - Parent	2,663,919
Amortization of license fee	600,000
Commissions	539,638
Professional fees	102,743
Registration fees	31,305
Total expenses	3,937,605
Net loss	(432,573)
Member's equity - beginning	1,973,985
Member's contributions	525,000
MEMBER'S EQUITY - ENDING	$ 2,066,412

See accompanying notes to financial statements.

CHANNEL CAPITAL GROUP LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net loss	$ (432,573)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of deferred license fee	600,000
Changes in assets and liabilities:	
Management and incentive fees receivable	(911,750)
Prepaid expenses	680
Accounts payable and accrued expenses	386,136
Net cash used in operating activities	(357,507)
Cash provided by financing activities:	
Member's contributions	400,000
Net increase in cash	42,493
Cash - beginning	432,908
CASH - ENDING	$ 475,401

Supplemental disclosures of cash flow information:

Noncash investing and financing activities	
Conversion of a portion of debt owed to the Parent to equity	$ 125,000

See accompanying notes to financial statements.

CHANNEL CAPITAL GROUP LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Channel Capital Group LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD"), and an introducing broker registered with the National Futures Association and the Commodity Futures Trading Commission. The Company is a wholly owned subsidiary of Channel Capital Group Inc. (the "Parent"). For purposes of this report, an "affiliate" is defined as the Parent, the Parent's shareholders, or the Parent's shareholders' subsidiaries.

Nature of operations

The Company generates its revenue through marketing and introducing accredited investors to hedge funds and private equity funds (collectively "Investment Funds") through its sales staff and website operated by the Parent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Management and incentive fees revenues

The Company has entered into agreements with various hedge funds through which the Company earns management and incentive fees for introducing clients who invest in those hedge funds.

Management fees earned by the Company under these agreements are calculated as a specified percentage of the management fees earned by the hedge fund on Company-referred investments. Also, under these agreements the Company may receive a specified percentage of any incentive fees that the hedge fund may earn on Company-introduced investments. Management and incentive fees are recorded as they are earned. In determining the amount of management and incentive fees earned, the Company relies, in part, on the various hedge funds to inform the Company of the total amount of capital placed at the hedge funds through this introduction process.

Concentration of credit risk

At December 31, 2006, and periodically during the year, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe that this represents a significant credit risk.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a single member limited liability company whose Parent is responsible for reporting the Company's income or loss under applicable tax statutes and regulations. For income tax purposes, the Company is treated as a disregarded entity under Federal income tax regulations. For financial statement purposes, the Company records income taxes as if it were a separate taxpayer under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

Deferred license fees

License fees incurred by the Company in connection with the licensing of certain information and website access owned by the Parent are being amortized over the term of the agreement.

NOTE 2. FEES RECEIVABLE

As disclosed in Note 1, the amount recorded for management and incentive fees is largely dependent on the information provided by the various hedge funds. The Company does not require collateral to support its receivables.

Management and incentive fees earned from one hedge fund represented approximately 36% of total management and incentives fees recognized for 2006. The amount due from this hedge fund at December 31, 2006, represented approximately 19% of total fees receivable.

In addition, for the year ended December 31, 2006, transactions initiated by three sales representatives on behalf of customers yielded, in the aggregate, approximately 63% of the Company's revenues.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital does not exceed 15 to 1. At December 31, 2006, the Company had net capital of $369,649, which was $324,649 in excess of its required net capital of $45,000. The Company's ratio of aggregate indebtedness to net capital was 1.62 to 1 as of December 31, 2006.

NOTE 4. EMPLOYEE BENEFIT AND COMPENSATION PLANS

All of the Company's employees are eligible to participate in the Parent's qualified defined contribution 401(k) plan. Subject to certain limitations, annual contributions are at the discretion of the parent. The Company did not make any matching contributions during the year ended December 31, 2006.

NOTE 5. RELATED-PARTY TRANSACTIONS

License agreements

Effective September 2004, the Company entered into an agreement with respect to certain services performed by the Company for the Parent. The monthly rate under this agreement was $110,000. On September 1, 2005, as a result of the Parent's decision to perform more of these services for itself, the monthly rate under this agreement was amended to $10,000. On January 27, 2006, the companies terminated this licensing agreement and finalized a new agreement with the Company as licensee. Under the terms of the new license agreement, amounts due to the Company by the Parent for the services provided by the Company discussed above, were applied to a payment for a 21 month license fee payable to the Parent. In exchange for this payment, the Company, as licensee, has acquired the rights to access certain customer data owned by the Parent and the Parent's Internet website. The amount paid was $1,050,000. Effective September 5, 2006, the companies amended and restated the license agreement which remains in effect through October 26, 2008 to further clarify the activities of both the Company and the Parent. After the deferred license fee is fully amortized, the Company will pay the Parent $50,000 per month through the end of the agreement. At December 31, 2006, the deferred license fee remaining was $450,000.

Administrative expense sharing agreement

In accordance with the guidelines set forth by the NASD in its Notice to Members' dated October 2003, regarding expense-sharing agreements, the Parent allocates expenses to the Company that are attributable to the Company's operations. For the year ended December 31, 2006, the Company was charged $2,663,919 pursuant to this agreement. Included therein are salaries and related expenses amounting to approximately $1,956,000, rent of approximately $115,000, and other administrative expenses approximating $593,000.

Included in receivables in the Statement of Financial Conditions is $10,524 of expenses paid by the Company, which is reimbursable by the Parent.

NOTE 6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

The Company generates a majority of its revenues by introducing investors to hedge funds; therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors, including, but not limited to, the volume of the Company's placement activities, volatility in the securities markets, and changes in the regulatory environment for the securities markets.

SUPPLEMENTARY INFORMATION

CHANNEL CAPITAL GROUP LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital:	
Capital and allowable subordinated liabilities:	
Total member's equity	$ 2,066,412
Non-allowable assets:	
Management and incentive fees receivable, net	1,245,540
Deferred charges and other	451,223
Total non-allowable assets	1,696,763
NET CAPITAL	$ 369,649
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 600,357
Computation of basic net capital requirement:	
Minimum net capital requirement of 6 2/3% of aggregate indebtedness	$ 40,024
Minimum net capital required	$ 45,000
Net capital in excess of minimum requirements	$ 324,649
Ratio: aggregate indebtedness to net capital	1.62 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17a-5 as of December 31, 2006):	
Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 386,698
Audit adjustment - to record additional accounts payable (a)	(17,049)
NET CAPITAL, AS ADJUSTED	$ 369,649

(a) The adjustment above represents the only significant difference between the Company's computation and the audited net capital

See independent auditors' report.



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Channel Capital Group LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Channel Capital Group LLC (a limited liability company) (the "Company") for the year ended December 31, 2006, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

March 23, 2007

END